EXHIBIT 99.1

Addex Reports Full Year 2022 Financial Results and Provides Corporate Update

  CHF 7.0M ($ 7.4M) of cash and cash equivalents at December 31, 2022
  ADX71149 Phase 2 study in epilepsy cohort 1 completes part 1 – independent interim review committee (IRC) recommendation expected early Q2 2023

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, March 30, 2023 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported financial results for the full-year ended December 31, 2022, and provided a corporate update.

“Our partner, Janssen made excellent progress in advancing the ADX71149 phase 2 clinical study in epilepsy patients and we look forward to the recommendation from the independent interim review committee, established to review the data from part 1,” said Tim Dyer CEO of Addex. “We continue to make solid progress across our preclinical portfolio. In parallel, we are continuing to focus on pursuing collaborative arrangements to secure the financial resources and specialist expertise to advance development and strengthen our balance sheet.”

2022 Operating Highlights:

  ADX71149 epilepsy Phase 2 study part 1 completed with Independent interim review committee recommendation expected early Q2 2023
  Dipraglurant is Phase 2 ready – future development in PD-LID, post-stroke recovery and pain under evaluation
  mGlu7 NAM for stress related disorders, including PTSD - drug candidate selected for IND enabling studies, with study preparation underway
  GABAB PAM strategic partnership with Indivior for substance use disorders extended – multiple drug candidates in clinical candidate selection phase
  GABAB PAM CMT1A, chronic cough and pain program profiling multiple drug candidates
  Continued to progress with mGlu2 NAM mild neurocognitive disorders program
  M4 PAM schizophrenia program progressing well through lead optimization
  Partnering discussions across the portfolio progressing well
  Completed the close-down of dipraglurant PD-LID development and implemented cost saving measures
  Completed offering in July 2022 raising gross proceeds of $4.2 million

Key 2022 Financial Data

CHF’ thousands	2022	2021	Change
Income	1,445	3,153	(1,708)
R&D expenses	(14,665)	(12,840)	(1,825)
G&A expenses	(7,300)	(5,819)	(1,481)
Total operating loss	(20,520)	(15,506)	(5,014)
Finance result, net	(284)	154	(438)
Net loss for the period	(20,804)	(15,352)	(5,452)
Basic and diluted net loss per share	(0.46)	(0.45)	(0.01)
Net increase / (decrease) in cash and cash equivalents	(13,528)	1,790	(15,318)
Cash and cash equivalents	6,957	20,485	(13,528)
Shareholders’ equity	4,913	16,931	(12,018)

Financial Summary:

Income is primarily from our funded research collaboration with Indivior. Income decreased by CHF 1.7 million to CHF 1.4 million in 2022 compared to CHF 3.2 million in 2021. The decrease is a reflection of the positive progression of the collaboration into late stages of clinical candidate selection and the transfer of R&D activities to Indivior.

R&D expenses increased by CHF 1.8 million to CHF 14.6 million in 2022 compared to CHF 12.8 million in 2021, mainly due to increased outsourced R&D expenses for CHF 1.0 million and increased share-based compensation costs for CHF 0.6 million.

G&A expenses increased by CHF 1.5 million to CHF 7.3 million in 2022 compared to CHF 5.8 million in 2021, primarily due to higher share-based compensation costs.

The net loss was CHF 20.8 million in 2022 compared to CHF 15.4 million in 2021. Net loss increased by     CHF 5.5 million, primarily due to our increased expenses and decreased income. Basic and diluted loss per share increased to CHF 0.46 for the year ended December 31, 2022, compared to CHF 0.45 for the year ended December 31, 2021.

Cash and cash equivalents decreased to CHF 7.0 million at December 31, 2022, compared to CHF 20.5 million at December 31, 2021. This decrease of CHF 13.5 million is mainly due to our net loss of CHF 20.8 million adjusted for non-cash expense items such as share based compensation of CHF3.7 million and net proceeds of CHF 3.7 million from the offering executed on July 22, 2022.

2022 Consolidated Financial Statements:
The full-year 2022 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:
A conference call will be held today, March 30, 2023, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Robert Lütjens, Head of Discovery - Biology will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

  Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

  In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration: https://register.vevent.com/register/BI8f6a1aee693c405ebc85b10adfa18648

Webcast URL: https://edge.media-server.com/mmc/p/7qb5zc3s

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for CMT1A, chronic cough and several types of pain, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including the ability to discover molecules as part of the Indivior collaboration, the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, such as receipt of ongoing research payments and timing of the collaboration conclusion, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.